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                           [GRANT THORNTON LETTERHEAD]

The US Member Firm of
Grant Thornton International





             ACKNOWLEDGMENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
Schlotzsky's, Inc.


We have issued our report dated February 29, 1999, accompanying the consolidated financial statements of Schlotzsky's, Inc. as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in the Franchise Offering Circular. We agree to the inclusion of the aforementioned report in the Franchise Offering Circular. This acknowledgment should not be regarded as in any way updating the aforementioned report or representing that we have performed any procedures subsequent to the date of such report.

/s/ Grant Thornton LLP
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GRANT THORNTON LLP

Dallas, Texas
March 29, 1999